Exhibit 99.1

HANWHA Q CELLS ANNOUNCES 50MW SOLAR MODULE SUPPLY AGREEMENT WITH SUNRUN

Seoul, South Korea – July 15, 2015—Hanwha Q CELLS Co. Ltd. (“Hanwha Q CELLS”) (NASDAQ: HQCL) today announced a new solar module supply agreement with Sunrun, the largest dedicated residential solar company in the U.S. Through the partnership, a subsidiary of Hanwha Q CELLS will provide Sunrun with 50 MW of solar modules beginning this year. The cells and modules will be manufactured from Hanwha Q CELLS’ fully automated and efficient diversified global manufacturing facilities, including production in South Korea starting in 2016.

“Sunrun is pleased to partner with Hanwha to give U.S. consumers the choice to power their homes with clean solar energy,” said Mr. Paul Winnowski, chief operating officer of Sunrun. “We selected Hanwha as a trusted partner because of their high quality modules and service, which will continue to advance Sunrun’s mission of making solar more accessible and affordable for homeowners.”

Mr. Justin Lee, President of Hanwha Q CELLS America said, “Our modules possess the quality and high-efficiency characteristics that Sunrun requires for its customers,” Mr. Lee also added, “This contract, combined with other previously announced supply agreements, has further strengthened our position as one of the leading suppliers of solar modules to the U.S. market.”

“This supply agreement follows Hanwha Q CELLS’ recent successful combination with Hanwha SolarOne Co., Ltd. to form a global leader in solar power and further validates the financial stability, advanced technology, and manufacturing leadership of the new company”, Mr. Lee concluded.

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About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international production setup including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is in the unique position to flexibly address market needs globally, even including certain key markets with import tariffs, such as the USA and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the entire range of outstanding photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Sunrun

Sunrun pioneered solar as a service, a way for homeowners to go solar without a significant upfront investment, and is the largest dedicated residential solar company in the U.S. Sunrun provides end-to-end service for homeowners to choose clean, solar energy and receive predictable pricing for that solar energy for 20 years. The company designs, installs, finances, insures, monitors and maintains the solar panels on a homeowner’s roof, while families pay just for the electricity at a lower rate than they pay their current utility. Since Sunrun introduced solar as a service in 2007, it has become the preferred way for consumers to go solar in the nation’s top solar markets. For more information please visit: www.sunrun.com.

Contact:

Hanwha Q CELLS

Investor Relations

Paul W. Combs

TEL +86 21 3852 1533 Mobile: +86-138-1612-2768

EMAIL paul.combs@hanwha-qcells.com

Sunrun

Becky Loya

+1-415-984-6278

Becky.Loya@Ketchum.com

Source: Hanwha Q CELLS Co., Ltd.